Exhibit 99.1

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

PROTOCOL AND JUSTIFICATION OF

STOCK SWAP MERGER OF ARACRUZ CELULOSE S.A. WITH

VOTORANTIM CELULOSE E PAPEL S.A.

VOTORANTIM CELULOSE E PAPEL S.A., a publicly-held corporation with headquarters in the City of São Paulo, State of São Paulo, at Alameda Santos, 1357/6th floor, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 60.643.228/0001-21, State Registration (NIRE) no. 35.300.022.807, herein represented according to its Articles of Association, hereinafter referred to as “VCP”, and

ARACRUZ CELULOSE S.A., a publicly-held corporation with headquarters in the City of Aracruz, State of Espírito Santo, Barra do Riacho, no number, km 25, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 42.157.511/0001-61, State Registration (NIRE) no. 080.441.262, herein represented according to its Articles of Association, hereinafter referred to as “Aracruz”;

VCP and Aracruz are jointly referred to as “Companies” or “Parties”;

execute this Stock Swap Merger Protocol and Justification (“Protocol”) pursuant to Law No. 6404, dated December 15, 1976, as amended (“Brazilian Corporation Law”), and Instruction no. 319 of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), dated December 3, 1999, for the purpose of, after having analyzed the business purposes of the companies involved in the Stock Swap Merger (as defined below), as well as their future interests, submitting this Protocol for approval and ratification by the shareholders of VCP and Aracruz at their respective Extraordinary General Shareholders Meetings (“EGMs”) to be called to deliberate on the stock swap merger of all of the Aracruz shares into VCP’s asset base, which, as a result of said merger, shall cause Aracruz to become a wholly-owned subsidiary of VCP pursuant to Section 252 of the Brazilian Corporation Law (“Stock Swap Merger”).

Chapter I

Reasons and Purposes of the Transaction

1.1 VCP is a publicly-held corporation whose shares are listed on the Level 1 Corporate Governance listing segment of the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, or “BM&FBOVESPA”). VCP’s capital stock as of the date hereof is R$7,057,302,181.59, divided into 390,164,352 book-entry common shares with no par value.

The business purpose of VCP is the manufacturing and wholesale and retail sale of pulp and paper, and any other by-products of these materials, by itself or through third parties, and the exploration of all industrial and commercial activities directly or indirectly related to its business purpose.

1.2 Aracruz is a publicly-held corporation whose shares are listed on the Level 1 Corporate Governance listing segment of the BM&FBOVESPA. Aracruz capital stock is R$2,871,781,288.11, divided into 1,032,554,120 registered shares with no par value, of which 455,390,699 are common shares and 577,163,421 are preferred shares, which preferred shares are, in turn, divided into 27,956,802 Class A Preferred Shares and 549,206,619 are Class B Preferred Shares.

The business purpose of Aracruz is the forestation, reforestation, manufacturing and sale of forestry products and the exploration of renewable energy sources.

1.3 VCP and Aracruz have American Depositary Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”) under the ticker symbols VCP and ARA, respectively.

1.4 VCP owns 453,228,535 Aracruz common shares, representing 99.63% and 43.98% of Aracruz’s voting and total capital, respectively. VCP (i) directly holds 75,414,199 Aracruz common shares, representing 16.56% and 7.30% of Aracruz’s voting and total capital, respectively, and (ii) indirectly holds, through its controlled companies (a) Newark Financial Inc., a company organized under the laws of the British Virgin Islands, with headquarters at Vanterpool Plaza, Wickhams Cay, Road Town, Tortola, British Virgin Islands (“Newark”), (b) São Teófilo Representações e Participações S.A., a company with headquarters in the City of São Paulo, State of São Paulo, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 03.214.652/0001-17 (“São Teófilo”), and (c) Arapar S.A., a corporation with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 29.282.803/0001-68 (“Arapar”), 377,814,336 Aracruz common shares representing 83.05% and 36.66% of Aracruz’s voting and total capital, respectively. Newark, Arapar and São Teófilo shall be hereinafter referred to jointly as Controlled Companies.

1.5 It is understood that the Stock Swap Merger is warranted because: (i) it is expected to align the interests of the shareholders of VCP and Aracruz; (ii) it is expected to capture synergies arising from the consolidation of the shareholder base of both companies into VCP; and (iii) of the Companies, VCP shall become the only publicly-listed Company, which is expected to enhance the liquidity of the shares held by the investors of both companies.

Given that Aracruz is to become a wholly-owned subsidiary of VCP, the registrations of Aracruz with the CVM, the BM&FBOVESPA, the U.S. Securities and Exchange Commission (“SEC”), the New York Stock Exchange (“NYSE”), the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) and the Madrid Stock Exchange (“Latibex”) will be cancelled in due course, thereby eliminating the costs associated therewith.

The Stock Swap Merger is expected to provide greater flexibility in the management of the businesses of the Companies, without comprising their operating efficiencies, and in the allocation of the results thereof, including for purposes of encouraging share purchases by new investors in VCP following the Stock Swap Merger. In addition, it is expected that this corporate restructuring will lead to the creation of the world’s leading pulp company.

1.6 In light of the foregoing reasons and of the following terms and conditions, management of the Companies understand that the Stock Swap Merger is the best alternative for the conduct of the Companies’ activities, which is expected to help provide for the creation of more favorable conditions for the preservation and creation of value for all shareholders of Aracruz and VCP.

Chapter II

Conditions for the Stock Swap Merger

2.1 The Stock Swap Merger consists of a transfer of the Aracruz shares, except for those held by VCP directly or indirectly through its Controlled Companies, to VCP’s asset base, with a concurrent capital increase of VCP, resulting in the transformation of Aracruz into a wholly-owned subsidiary of VCP pursuant to Section 252 of the Brazilian Corporation Law. The new VCP shares to be issued as a result of said capital increase shall be delivered to the current non-controlling shareholders of Aracruz subject to the following criteria, terms and conditions.

2.2 The Parties have taken into account the following factors in determining the structure of the Stock Swap Merger:

(a) VCP, through the Controlled Companies, is the owner of 377,814,336 Aracruz shares, representing 83.05% and 36.66% of Aracruz’s voting and total capital, respectively;

(b) If the Aracruz shares held by the Controlled Companies were merged into VCP’s asset base, VCP would be required to deliver VCP shares to the Controlled Companies, which would create reciprocal shareholdings between VCP and the Controlled Companies;

(c) Such reciprocal shareholdings are, as a rule, prohibited under Section 244 of the Brazilian Corporation Law. Therefore, the Aracruz shares held by the Controlled Companies shall not be merged into VCP’s asset base;

(d) Aracruz holds in treasury 1,966,314 shares, of which 483,114 are Aracruz common shares and 1,483,200 are Aracruz Class B Preferred Shares, and if such Aracruz treasury shares were included in the Stock Swap Merger, this would result in the delivery to Aracruz of VCP common shares, thereby creating the reciprocal shareholdings that are prohibited under Brazilian Corporation Law and also preventing Aracruz from becoming a wholly-owned subsidiary of VCP. Therefore, it was decided that said shares shall be cancelled at the EGMs referred to in item 2.20 below; and

(e) In view of the cancellation of the Aracruz treasury shares to be submitted for the analysis of the Aracruz shareholders, as a measure preceding the resolution on the Stock Swap Merger, the Aracruz treasury shares shall not be merged into VCP’s asset base and, as a consequence, said shares shall be disregarded for purposes of the VCP capital increase.

2.3 Date of the Stock Swap Merger. The date of the Stock Swap Merger shall be August 24, 2009.

2.4 Reference Balance Sheets for the Stock Swap Merger. VCP’s and Aracruz’s balance sheets, as of December 31, 2008 (“Reference Balance Sheets”), are the reference balance sheets for the Stock Swap Merger, and were prepared on a consistent basis according to the Brazilian Corporation Law with regard to the rules and criteria applicable to the preparation of financial statements of companies and to the generally accepted accounting principles containing all accounting elements that are necessary and sufficient for the analysis of the Stock Swap Merger. VCP’s balance sheet was audited by Terco Grant Thorton – Auditores Independentes, and Aracruz’s balance sheet was audited by Deloitte Touche Tohmatsu – Auditores Independentes (“Aracruz Balance Sheet”).

2.5 Specialized Firms. The following firms have been retained subject to the approval of VCP’s EGM:

(a) Baker Tilly Brasil – ES Auditores Independentes Ltda. (“Baker Tilly”), a professional partnership (sociedade civil) with headquarters in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha no. 520, Praia do Canto, registered with the Regional Accounting Council of the State of Espírito Santo under CRC no. 2ES000289/O-5, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 27.243.377/0001-28, acting as a specialized firm responsible for the valuation of the Aracruz shares for purposes of Section 226 and 252, paragraph 1, of the Brazilian Corporation Law; and

(b) KPMG Corporate Finance Ltda. (“KPMG”), a professional partnership (sociedade civil) with headquarters in the City of São Paulo, State of São Paulo, at

Avenida 9 de Julho, 5109 – 6th floor, registered with the Regional Accounting Council of the State of São Paulo under no. RE/3106 and the Regional Business Administration Council of the State of São Paulo under CRA no. 1037, acting as a specialized firm responsible for the valuation, at market value, of VCP’s and Aracruz’s shareholders’ equity for purposes of Section 264 of the Brazilian Corporation Law.

2.6 Valuations. The reference date of the valuations described below, which were carried out by the specialized firms listed in item 2.5 above, was December 31, 2008:

(i) Shareholders’ Equity at Book Value. In compliance with Section 226 and paragraph 1 of Section 252, both of the Brazilian Corporation Law, the specialized firm Baker Tilly valued the Aracruz shares to be merged into VCP’s asset base at their book value, according to the standards and criteria applicable to the preparation of financial statements of corporations pursuant to the Brazilian Corporation Law.

According to said report, the book value of the Aracruz shares that are subject to the Stock Swap Merger is R$529,842,603.00 (“Aracruz Book Value Appraisal Report”).

(ii) Shareholders’ Equity at Market Value. According to Section 264 of the Brazilian Corporation Law and in order to allow non-controlling shareholders of Aracruz to compare the Stock Swap Merger exchange ratios, management of VCP retained KPMG as a specialized company to value the shareholders’ equity of VCP and Aracruz.

Said valuations have been carried out at market value according to the same criteria and on the same reference date, and the respective valuation reports yielded the following results:

(a) market value of VCP’s shareholders’ equity: R$5,941.286,655.00 or R$29.506 per share (“VCP Market Value Appraisal Report”); and

(b) market value of Aracruz’s shareholders’ equity: R$3,348,659,176.00 or R$3.243 per share (“Aracruz Market Value Appraisal Report”).

According to the criteria mentioned in this item 2.6(ii), the ratio for the exchange of the Aracruz shares for VCP shares would be 0.1099 VCP common share for each and every Aracruz common or preferred share.

2.7 Stock Swap Merger Exchange Ratio. In order to determine the Stock Swap Merger ratio for the exchange of the Aracruz shares held by Aracruz’s non-controlling shareholders for the VCP shares, the Aracruz and VCP shares were valued at their respective market values, as calculated based on the daily average exchange ratio of those shares as traded on the BM&FBOVESPA from December 2, 2008 (inclusive) to January 16, 2009 (inclusive). Based on this methodology, management of both Companies deem it fair to set the Stock Swap Merger exchange ratio at 0.1347 VCP common share for each and every Aracruz share. A 0.91 adjustment factor will be applied for the exchange of VCP common shares for Aracruz Class A Preferred or Class B Preferred Shares. As a result, each Aracruz Class A Preferred or Class B Preferred Share shall be exchanged for 0.1226 VCP common share.

Special Independent Committees. The Companies established their respective Special Independent Committees according to CVM Practice Bulletin (Parecer de Orientação) no. 35, dated September 1, 2008, for the specific purpose of analyzing the conditions for the Stock Swap Merger and submitting their recommendations to the respective Boards of Directors of VCP and Aracruz.

After having (a) taken note of the discussions between the members of the Special Independent Committee of VCP (“VCP Committee”) and the Special Independent Committee of Aracruz (“Aracruz Committee”), (b) examined the reports prepared by the members of the VCP Committee and of the Aracruz Committee, and (c) debated among themselves the conclusions reached by the members of said Committees, the members of the Boards of Directors of VCP and Aracruz agreed to adopt exchange ratios for the Stock Swap Mergers within the ranges that were acceptable to both Committees, while trying to come as close as possible to the recommendation of the Aracruz Committee, but also respecting the limits set by the VCP Committee. In this context, management of both Companies decided to adopt the originally proposed Stock Swap Merger exchange ratio of 0.1347 VCP common share for each and every Aracruz common share. As described in this item 2.7, a 0.91 adjustment factor will be applied to the above ratio for the exchange of the Aracruz Class A Preferred and Class B Preferred Shares for VCP common shares, so that each Aracruz Class A Preferred or Class B Preferred Share shall be exchanged for 0.1226 VCP common share. Such ratios are understood to be in compliance with the recommendations of both Committees.

The VCP Committee and the Aracruz Committee retained Banco Bradesco BBI S.A. and Banco Merrill Lynch de Investimentos S.A., respectively, to advise them on the discharge of their duties.

2.7.1 Since the Stock Swap Merger exchange ratio calculated based on the quotation of the shares traded on the BM&FBovespa proved to be more advantageous to the non-controlling shareholders of Aracruz, and considering the recommendations of their respective Special Independent Committees, management of the Companies decided to consider the following ratios for the exchange of the Aracruz shares for VCP shares: (i) 0.1347 VCP common share for each and every Aracruz common share; and (ii) 0.1226 VCP common shares for each and every Aracruz Class A Preferred or Class B Preferred Share.

2.8 Fractional Shares. To keep Aracruz shareholders from holding fractional VCP common shares as a result of the Stock Swap Merger, Aracruz shareholders shall receive from Votorantim Industrial S.A. (“VID”), VCP’s controlling shareholder, a donation of a whole VCP common share in exchange for any VCP common share fraction resulting from the Stock Swap Merger.

2.9 Rights Conferred by the VCP Shares. Holders of the Aracruz shares, irrespective of their type or class, will become holders of VCP common shares as a result of the Stock Swap Merger, and will enjoy all the voting and economic rights of those VCP shares as listed in the table below. For comparison purposes, this table also shows the rights currently conferred by the Aracruz shares.

Before the Stock Swap Merger	After the Stock Swap Merger
The Aracruz shares confer the following rights to their holders:	The VCP common shares to be issued as a result of the Stock Swap Merger will confer the following rights to their holders:

(i) a mandatory dividend of at least 25% of net income for the year, as adjusted according to applicable law;	(i) a mandatory dividend of at least 25% of net income for the year, as adjusted according to applicable law;

(ii) each Aracruz common share entitles its holder to one vote at Shareholders’ Meetings; and	(ii) each VCP common share will entitle its holder to one vote at Shareholders’ Meetings; and

(iii) holders of Aracruz preferred shares are entitled to a dividend that is 10% higher than that allocated to each Aracruz common share, and also have priority in the reimbursement of capital in the event of the winding up of Aracruz, as follows:	(iii) in the event of a change of control, a tender offer will be launched under Section 254 of the Brazilian Corporation Law in order to extend to VCP’s other shareholders the same treatment as that afforded to the VCP’s former controlling shareholders who have sold their controlling stakes in VCP.

(a) holders of the Aracruz Class A Preferred Shares are entitled to a minimum dividend equal to the greater of (i) 6% of the annual mandatory dividend or (ii) the product that results from multiplying the annual mandatory dividend by the weight that the Aracruz Class A Preferred Shares have in relation to the total number of Aracruz shares, and

(b) holders of the Aracruz Class B Preferred Shares are entitled to a dividend that is 10% higher than that allocated to the Aracruz common shares, but do not have priority in the distribution of such dividend.

2.9.1. It is understood that the issuance of VCP common shares is warranted because the Stock Swap Merger is part of the Companies’ corporate restructuring process, which shall ultimately result in the migration of VCP to the Novo Mercado listing segment of the BM&FBOVESPA. In addition, VCP intends to list on the NYSE the new VCP ADSs that shall be delivered to holders of the Aracruz ADSs as a result of the Stock Swap Merger.

2.10 Appraisal Rights

VCP. VCP shareholders will not be entitled to appraisal rights in connection with the Stock Swap Merger because the VCP common shares meet the liquidity and dispersion criteria set forth in letters “a” and “b” of item II of Section 137 of the Brazilian Corporation Law.

Aracruz. The Stock Swap Merger grants the dissenting holders of the Aracruz common and Class A Preferred Shares the option of exercising appraisal rights against the redemption of their respective Aracruz common and Class A Preferred Shares. Holders of Aracruz Class B Preferred Shares are not entitled to appraisal rights because the Aracruz Class B Preferred Shares meet the liquidity and dispersion criteria set forth in letters “a” and “b” of item II of Section 137 of the Brazilian Corporation Law.

The appraisal rights redemption amount for the dissenting holders of Aracruz common and Class A Preferred, as calculated based on Aracruz’s shareholders’ equity set forth in the Aracruz Balance Sheet is R$0.9177 per Aracruz common or Class A Preferred Share.

Pursuant to Section 137, paragraph 1, of the Brazilian Corporation Law, Aracruz Class A Preferred and common shareholders of record on the first date of publication of the call notice of the EGM that will deliberate on this Protocol, or on the date of publication of the material event notice in respect of the Stock Swap Merger, if earlier, may exercise appraisal rights.

Pursuant to items IV and VI of Section 137 of the Brazilian Corporation Law, appraisal rights may be exercised within a period of 30 days from the publication date of the minutes of the Aracruz EGM that approves the Stock Swap Merger. On such publication date, a Shareholder Notice will be published with the necessary information for the exercise of appraisal rights. The appraisal rights redemption amount will depend on the consummation of the Stock Swap Merger as set forth in Section 230 of the Brazilian Corporation Law.

2.11 VCP Capital Increase. If the Stock Swap Merger is approved, VCP’s shareholders’ equity will be increased by R$1,203,677,588.00 by means of an issuance of 70,804,564 VCP common shares, in book entry form with no par value, at the price of R$17.00 each. As a result, VCP’s share capital will be equal to R$7,587,144,784.59. Of the R$1,203,677,588.00 VCP capital increase, R$529,842,603.00 will be allocated to the VCP’s share capital account and R$673,834,985.00 will be allocated to a goodwill reserve account in connection with the subscription of shares.

The 70,804,564 newly-issued VCP common shares shall be (a) subscribed by Aracruz, on behalf of its shareholders, (b) paid in with the Aracruz shares that are subject to the Stock Swap Merger, and (c) allotted to the non-controlling shareholders of Aracruz, whether holders of Aracruz common or preferred shares, in proportion to their respective interest in the capital stock of Aracruz and in accordance with the Stock Swap Merger Exchange ratios described in item 2.7.

The new shares to be issued by VCP will participate fully in VCP’s results for the current fiscal year.

Therefore, the capital stock of VCP, which shall be equal to R$7,587,144,784.59, shall be represented by 460,968,916 book-entry common shares with no par value.

2.12 Capital Stock of Aracruz. The 1,030,587,806 shares into which the capital stock of Aracruz shall be divided after cancellation of the Aracruz treasury described in item 2.2 (d) and (e) above shall be directly and indirectly held by VCP, and Aracruz shall become a wholly-owned subsidiary of VCP.

2.13 Fluctuations in Shareholders’ Equity. The Stock Swap Merger will have a December 31, 2008 reference date. Fluctuations in shareholders’ equity at each Company occurring after December 31, 2008 shall be reflected on their respective accounting entries.

2.14	Depositary Receipts Program of Aracruz and VCP

Given that: (i) the Stock Swap Merger ratio for the exchange of Aracruz Class B Preferred Share for VCP common shares is 0.1226 VCP common share for each and every Aracruz Class B Preferred Shares, and (ii) one Aracruz ADS corresponds to ten Aracruz Class B Preferred Shares, if the Stock Swap Merger is approved, the Stock Swap Merger ratio for the exchange of the Aracruz ADSs for VCP ADSs shall be 1.226 VCP ADS for each and every Aracruz ADS.

Fractional VCP ADSs resulting from the Stock Swap shall be sold in due course on the NYSE by the depositary of the VCP ADS program.

If the Stock Swap Merger is approved, VCP intends to list on the NYSE the new VCP ADSs that shall be delivered to holders of the Aracruz ADSs as a result of the Stock Swap Merger. Nevertheless, the Aracruz ADSs shall continue to trade normally on the NYSE until the expiration of the appraisal rights exercise period referred to in item 2.10 above.

2.15 Date for Replacement of Ticker Symbols. The Aracruz shares will continue to trade normally on the stock exchanges where they are presently listed until the expiration of the appraisal rights exercise period referred to in item 2.10 above.

Therefore, holders of Aracruz Class B Preferred Shares currently trading on the Latibex who do not wish to engage in trading on the BM&FBOVESPA will be able to sell their Aracruz Class B Preferred Shares on the Latibex until the expiration date for the exercise of appraisal rights, as described in item 2.10 above.

Because VCP is not listed, and does not intend to list, on the Latibex, the Aracruz Class B Preferred Shares will be exchanged for VCP common shares pursuant to the Stock Swap Merger exchange ratio described in item 2.2 above, and the VCP common shares delivered to holders of Aracruz Class B Preferred Shares that presently trade on the Latibex will only be traded on the BM&FBOVESPA.

2.16 Amendments to the By-Laws. As a consequence of the Stock Swap Merger, the Companies shall amend their respective by-laws, such that:

(a) VCP’s by-laws reflect the new value of VCP’s capital stock and the new quantity of VCP common shares in which VCP’s capital stock is to be divided; and

(b)	Aracruz’s by-laws reflect Aracruz’s new status as a wholly-owned subsidiary of VCP.

2.17 Opinion of the Fiscal Council. The Stock Swap Merger proposal was favorably and unanimously voted by the members of the Fiscal Councils of VCP and Aracruz, according to the Fiscal Council meetings held on July 21, 2009.

2.18 No Successorship. Upon the consummation of the Stock Swap Merger, VCP will not succeed to the properties, rights, assets, obligations and liabilities of Aracruz, which shall have its separate corporate status preserved.

2.19 Wholly-Owned Subsidiary. Upon approval of the Stock Swap Merger, Aracruz shall become a wholly-owned subsidiary of VCP.

2.20 Corporate Acts. Meetings of the Boards of Directors of VCP and Aracruz were held, and Special Shareholders Meetings of such Companies shall be held, to analyze and deliberate on the Stock Swap Merger provided for herein.

2.21 Implementation. VCP management shall perform all acts, registrations and annotations necessary to implement the Stock Swap Merger.

Chapter III

Miscellaneous

3.1 The VCP Market Value Appraisal Report, the Aracruz Market Value Appraisal Report and the Aracruz Book Value Appraisal Report (“Appraisal Reports”), prepared by the specialized companies mentioned in item 2.5, are in accordance with the law and regulations applicable to the Stock Swap Merger set forth in this Protocol.

3.2 The specialized companies mentioned in item 2.5 declared to the Companies that: (i) they do not have any direct or indirect interest in any of the Companies or in the Stock Swap Merger; (ii) there are no situations that may be deemed as a present or potential conflict or pooling of interests involving either of those firms and VCP or Aracruz, or either of those firms and VCP’s controlling shareholder, VID; and (iii) neither VID nor management of the Companies have directed, restricted, hindered or practiced any other act that has, or may have, interfered with the access to, utilization or knowledge of, any information or document relevant to the conclusions reached by the specialized firms.

3.3 The financial statements of the Companies were duly audited by independent auditors registered with the CVM.

3.4 In view of the valuations included in the Appraisal Reports, as well as the terms and conditions of this Protocol, it is understood that the exchange ratios provided for in item 2.7 hereof are deemed to be equitable.

3.5 The cost to be incurred with the implementation of the Stock Swap Merger process set forth in this Protocol is estimated at R$3,000,000.00, including expenses related to publications, auditors, appraisers, lawyers and other technical professionals to be retained to advise on this transaction.

3.6 The transaction involving the purchase of Aracruz’s was submitted to the Brazilian Competition Authority (Conselho Administrativo de Defesa Econômica).

Any other communications required in connection with the Stock Swap Merger shall be submitted to competent Brazilian and/or foreign governmental authorities pursuant to applicable law.

3.7 This instrument is entered into irrevocably and irreversibly, and shall be binding upon the parties hereto and their successors.

3.8 All documents used in the planning, assessment, promotion and execution of the Stock Swap Merger, this Protocol,, the Reference Balance Sheets, the Appraisal Reports, the relevant minutes of the meetings of the Boards of Directors of VCP and Aracruz, the opinions of the Companies’ respective Fiscal Councils, the reports of the VCP Committee and the Aracruz

Committee and drafts of the new VCP and Aracruz by-laws will be made available at (i) the headquarters of VCP, located at Alameda Santos no. 1,357 – 8th floor, in the city of São Paulo, and (ii) the São Paulo office of Aracruz, located at Av. Brigadeiro Faria Lima no. 2,277 – 4th floor.

São Paulo, July 21, 2009.

For VOTORANTIM CELULOSE E PAPEL S.A.

Chief Executive Officer	Investor Relations Officer

For ARACRUZ CELULOSE S.A.

Chief Executive Officer	Investor Relations Officer